EXHIBIT 3.1

NEW BRUNSWICK	NOUVEAU-BRUNSWICK
BUSINESS CORPORATIONS ACT	LOI SUR LES CORPORATIONS COMMERCIALES
FORM 9	FORMULE 9
ARTICLES OF REORGANIZATION	STATUTS DE REORGANISATION
(SECTION 132)	(ARTICLE 132)

1 - Name of Corporation - Raison sociale de la corporation	2 - Corporation Number - Numéro de la corporation

GSI GROUP INC.	508971

In accordance with the order for reorganization, the Articles of Incorporation are amended as follows:	Conformément à l’ordonnance de réorganization, les statuts constitutifs sont modifiés comme suit:

In accordance with the Final Fourth Modified Joint Plan of Reorganization (the “Plan of Reorganization”) for the Corporation and certain of its affiliates as approved by the United States Bankruptcy Court for the District of Delaware and in accordance with the Order of the Court of Queen’s Bench of New Brunswick dated July 14, 2010 (capitalized terms used and not defined herein shall have the meanings assigned under the Plan of Reorganization):

1. All of the issued and outstanding common shares in the capital of the Corporation, including all options, calls, rights, participation rights, puts, awards, commitments or any other agreement to acquire common shares of the Corporation that exist prior to the Effective Date of the Plan of Reorganization, are cancelled on and as of the Effective Date of the Plan of Reorganization;

2. The Corporation shall not issue any class of non-voting equity securities unless and solely to the extent permitted by Section 1123(a)(6) of the United States Bankruptcy Code as in effect as of the effective date of the Plan of Reorganization; provided however that this clause 2: (a) will have no further force or effect beyond that required under Section 1123(a)(6) of the United States Bankruptcy Code, (b) will have such force and effect, if any, only for so long as Section 1123(a)(6) of the United States Bankruptcy Code is in effect and applicable to the Corporation, and (c) in all events may be amended or eliminated in accordance with applicable law (including United States Bankruptcy Code) as in effect from time to time; and

3. On the Effective Date, the board of directors of the Corporation shall consist of the principal executive officer of the Corporation, two members selected by the Required Noteholders, two members with industry expertise selected by the Equity Committee, one member selected by mutual agreement between the Required Noteholders and the Equity Committee, and one member selected by the Board of Directors of the Corporation prior to the Effective Date, which member shall be selected from the members of such board in office immediately prior to the Effective Date, provided that at least a majority of the Board of Directors shall satisfy the NASDAQ Stock Market’s definition of “Independent Directors” and no such director may be removed during the period of one year from the Effective Date without (i) the approval of the person or persons by who they were selected, or (ii) with the approval of the New Brunswick Court of Queen’s Bench based upon a finding of cause.

Date	Signature	Description of Office - Fonction

July 23, 2010	/s/ Michael E. Katzenstein	Chief Restructuring Officer

FOR DEPARTMENTAL USE ONLY - RESERVE A L’USAGE DU MINISTERE

Filed - Déposé

SN0250/440307 / 45-5036 (1/09)